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                                 AMENDMENT NO. 1
                                       TO
                          INVESTMENT ADVISORY AGREEMENT



        This Amendment No. 1 to Investment Advisory Agreement is dated as of May 1, 1997 and amends the Investment Advisory Agreement (the "Advisory Agreement") dated September 9, 1994 made by and between Touchstone Advisors, Inc., an Ohio corporation (the "Advisor"), and Select Advisors Variable Insurance Trust, a Massachusetts business trust created pursuant to a Declaration of Trust dated February 7, 1994 (the "Trust").

        WHEREAS, the Advisor acts as investment advisor to the Trust pursuant to the Advisory Agreement; and in such capacity the Advisor has engaged separate portfolio advisors for each of the Trust's portfolios; and

        WHEREAS, the Trust, by its Board of Trustees, has taken action to terminate, effective as of the close of business on April 30, 1997, Portfolio Advisory Agreements presently in effect between the Advisor and Harbor Capital Management Company, Inc. ("Harbor Capital") and Morgan Grenfell Capital Management, Inc. ("Morgan Grenfell") with respect to the Trust's Balanced Portfolio, each such Portfolio Advisory Agreement being dated as of September 9, 1994; and

        WHEREAS, such Board of Trustees also has taken action to enter into a Portfolio Advisory Agreement with OpCap Advisors, a subsidiary of Oppenheimer Capital, a registered investment advisor, under which OpCap Advisors will act as Portfolio Advisor to the Trust's Balanced Portfolio, replacing Harbor Capital and Morgan Grenfell; and

        WHEREAS, the advisory fees to be paid to OpCap Advisors under such Portfolio Advisory Agreement will be higher than the fees currently being paid to Harbor Capital and Morgan Grenfell under their Portfolio Advisor Agreements and the Advisor has requested that its fees accordingly, also be increased; and

        WHEREAS, shareholders of the Trust, at a meeting of such shareholders held on April 23, 1997, approved the proposed increase in such fees to be paid under the Advisory Agreement.

        NOW, THEREFORE, Schedule 1 to the Advisory Agreement is hereby amended, effective as of the close of business on April 30, 1997, to read as set forth in Exhibit A to this Amendment, the sole change in such Schedule being an increase in the advisory fees to be paid by the Balanced Portfolio, from 0.70% to 0.80% of average daily net assets.






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        IN WITNESS WHEREOF, the parties have caused this Amendment to be executed and delivered in their names and on their behalf as of the day and year first above written.


                                   SELECT ADVISORS VARIABLE
                                   INSURANCE TRUST



                                   By: /s/ Edward G. Harness, Jr.
                                       ---------------------------------
                                       Edward G. Harness, Jr., President

TOUCHSTONE ADVISORS INC.



By: /s/ Brian J. Manley
    ----------------------






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                                                 Exhibit A to Amendment No. 1 to
                                                 Advisory Agreement


SCHEDULE 1


Emerging Growth Portfolio                    0.80%

International Equity Portfolio               0.95%

Balanced Portfolio                           0.80%

Income Opportunity                           0.65%

Standby Income                               0.25%







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